Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports Year End 2006 and Fourth Quarter 2006 Results

UIGEA and sale of APG impact results

Vancouver, British Columbia, May 1, 2007 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for its year ended December 31, 2006 and the fourth quarter of Fiscal 2006.

All financial figures are in Canadian dollars.

Impact of UIGEA and sale of APG

The Unlawful Internet Gambling Enforcement Act of 2006 (“the Act”) was enacted in October 2006 and had a material negative impact on the industry and on the Company. Although the Company was already in the process of selling its operating subsidiary, Action Poker Gaming Inc., (“APG”) prior to the introduction of the Act, the sale of APG was expedited as a result of the passage of the Act.

The sale of APG to Playsafe Holding Ltd. on November 24, 2006 for US$2,600,000 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APG results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

Selected summary information, discontinued operations
	2006	2005
Revenue	12,073,508	11,645,108
Earnings from discontinued operations, net of tax	1,139,955	3,848,935
Loss on sale of APGN	884,834	0
Earnings from discontinued operations	255,121	3,848,935

As a result of the continued legal uncertainty in the North American market, the company has focused its strategic efforts on developing a multi player gaming platform targeted at the Asian market. The early results of licensing the Asian Multi Player Software Platform (“AMSP”) software have been encouraging and the Company expects to continue its positive momentum in the coming year with this and other products.

“2006 was a year of unprecedented change for our industry” stated Jake Kalpakian, President and CEO of Las Vegas.  “The enactment of the UIEGA hurt everyone in the industry. However, our focus on markets outside of North America, specifically the Asian market, has already begun to show results. Our initial success with our first licensees bodes

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com

5/01/2007

LVFH Press Release

well for our success in the coming year. In addition, we recently launched our play-for-fun site, www.178pai.com, for beta testing to the general public. There, players can experience traditional poker games like Texas Hold’em as well as other popular Asian games.”

Q4 Fiscal 2006 Financial Results

Summary financial information
For the three month period ending December 31	2006	2005
Revenues	$748,425	$0
Interest Income	72,286	31,892
Total revenue	820,711	31,892
Operating Expenses	1,845,445	861,395
Loss Before Other Items	(1,024,734)	(829,503)
Other Items	(40,806)	0
Net Loss after Other Items	(1,065,540)	(829,503)
Gain/(loss) from discontinued operations, net of tax	(1,963,226)	652,285
Net Income/(loss) for the period	$(3,028,766)	$(177,218)

Basic Loss Per Share,
Before Discontinued Operations	($0.01)	($0.01)
Basic Earnings (Loss) Per Share,
Effect of Discontinued Operations	($0.02)	$0.01
Basic Earnings (Loss) Per Share	($0.03)	($0.00)
Weighted Average Number of Common Shares, Outstanding – Basic	97,236,825	84,337,774

As noted above, the sale of APG (accounted for as discontinued operations) and the signing of the UIEGA materially impacted the company’s results.

The Company’s fourth quarter revenue from continuing operations for the three month period ended December 31, 2006 was $820,711, a substantial increase from $31,892 for the three month period ended December 31, 2005. This reflects the company’s initial success with its AMSP. Operating costs increased to $1,845,445 for the three month period ended December 31, 2006 as compared to $861,395 for the same period in 2005. Salaries and benefits increased by 267% to $1,117,173 in Q4 2006 from $304,208 in Q4 2005.

The Company’s net loss before other items was $1,024,734 for the three months ended

December 31, 2006 compared to a loss of $829,503 for the prior period. During the three month period ended December 31, 2006, the Company had a net (loss) of $(3,028,766) or $(0.03) per share as compared to a net (loss) of $(0.002) per share or $(177,218) for the three month period ended December 31, 2005.

Commenting on the Q4 results, Mr. Kalpakian states, “The fourth quarter results reflect our early success with our AMPS, which has begun to generate revenue with our initial

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com

5/01/2007

LVFH Press Release

licensees. In addition, the results include a number of one-time items. Despite the impact of the UIGEA and the sale of APG, the company’s financial position remains strong, with a cash balance of approximately $8.3 million and no long term debt.”

Fiscal year end 2006 Financial Results

Summary financial information
For the twelve month period ending December 31	2006	2005
Revenues	$748,425	$0
Interest Income	109,593	76,210
Total revenue	858,018	76,210
Operating Expenses	5,587,548	2,765,859
Loss Before Other Items	(4,729,530)	(2,689,649)
Other Items	(119,019)	(70,545)
Net Loss after Other Items	(4,848,549)	(2,760,194)
Gain/(loss) from discontinued operations, net of tax	255,121	3,848,935
Net Income/(loss) for the period	(4,593,428)	1,088,741

Basic Loss Per Share,
Before Discontinued Operations	($0.05)	($0.03)
Basic Earnings (Loss) Per Share,
Effect of Discontinued Operations	$0.00	$0.05
Basic Earnings (Loss) Per Share	($0.05)	$0.01
Diluted Earnings Per Share	N/A	$0.01
Weighted Average Number of Common Shares, Outstanding – Basic	97,236,825	84,337,774

For the twelve month period ended December 31, 2006, the Company’s revenue from continuing operations increased to $748,425 compared to $0 in 2005.  Interest income increased to $109,593 (2005:$76,210) due to higher cash balances in the bank. During the year ended December 31, 2006 the Company had a net loss of $(4,593,428) or $(0.05) per share (weighted average) as compared to a net income of $1,088,741 or $0.01 per common share (weighted average) in the same period of 2005.

2007 Outlook

Due to the passing of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”) and the resulting sale by the Company of its Action Poker Network, the Company no longer has any gaming interests in the North American Market. The sale of APG and associated properties will now allow the Company to streamline its operations and focus on building upon its Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com

5/01/2007

LVFH Press Release

Going forward, the Company will exclusively focus its operations primarily in the Asian Market and although the Company intends to launch its own brand or site, it will initially concentrate on developing and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties in Asia. While it is pre-mature to estimate what revenue the new AMSP will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

LVFH’s financial statements for the year-ended December 31, 2006 are available on SEDAR at www.sedar.com.

About Las Vegas From Home.Com Entertainment Inc.

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games. The gaming and entertainment operations are carried on by MTV. The principal revenues of MTV are from licensing fees and royalties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com